

September 20, 2013

Via Email
Kingrich J. Lee
Chief Executive Officer
Luckycom Inc.
6/F Kam Sang Bldg. 255-257
Des Voeux Rd Central
Shen Wan, Hong Kong

      Re: Luckycom Inc.
              Amendment to Registration Statement on Form S-1
              Filed September 6, 2013
              File No. 333-187874

Dear Mr. Lee:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed September 6, 2013

1. Please note that we did not receive any response letter from you in connection with your amended filing. A response letter typically facilitates our prompt review of your amended filing. In some instances we have reissued comments because we were unable to understand whether or how you responded to our comments. In the future, please consider providing us correspondence detailing how and where you have responded to comments.

Prospectus Summary, page 4

2. We note you discuss your plans for the future in the Summary and elsewhere which include expansion "throughout Asia" and the references to supplying medicines to

reputable organizations. We also note you are a development-stage enterprise that has limited working capital and received a going concern opinion. Please revise your text to provide a reasonable basis for your planned expansion or revise to clarify the scope of your plans in light of your resources and operations to date.

3. Please remove the reference to specific agencies you plan to provide supplies, given the current lack of agreements with these entities and the current lack of sufficient funding. Remove similar references throughout the prospectus.

4. Please update to clarify whether the stock subscriptions receivable were received by August 31, 2013.

Description of Business, page 19

5. On page 23 you indicate that LC01-AX6 is in development and that you expect the product to be launched in 2015. Please clarify who is developing the product and the basis for you belief with respect to the launch date.

6. We note your statement on page 23 that although you are registered in India "and will be ready for sales once [you] have established an outsourcing manufacturer, distribution channels and end consumers, [your] business strategy is not focused in this direction at the present time." Please revise your document to more prominently focus on your actual plans and avoid extended discussion of matters that you are not focused on.

7. We note your plans to target various public tenders as part of your distribution strategy. Please revise to briefly address the basic qualifications necessary to meet the public tender requirements and the estimated costs associated with meeting these requirements and qualification. In addition, we note the statement that very few firms get to participate in the international public tenders. Please discuss the reasons why and whether this would impact your ability to qualify. In addition, please discuss the impact upon your proposed business if you do not meet the qualifications and/or are not able to gain acceptance into the international public tenders. Discuss the impact your lack of business history and lack of resources may have upon this process.

8. We partially reissue comment 4 from our letter dated July 24, 2013. Please clarify

- What testing has been done to determine the efficacy of the products you have licensed; and,
- Whether Luckycom Pharma has commercially sold any of these drugs in any jurisdiction.

9. Please remove references such as the one on page 23 that would classify you in with the top 30 pharmaceutical firms. Given the development stage of the company, this and other statements in the prospectus appear speculative at this stage of development.

10. We reissue comment 5 from our letter dated July 24, 2013. Please disclose all material terms of the license agreement. For instance, the agreement appears to be an exclusive worldwide license. In addition, please revise the disclosure in the prospectus to be consistent with the license agreement. For instance, you state on page 19 that you acquired "the rights to market and sell antimalarial medicines." However, the license agreement states it is a license to develop, manufacture, have manufactured, use, market, sell and import antimalarial medicines." Please provide clear disclosure of the current status of development of the proposed antimalarial medicines and the anticipated costs and time period needed to develop such medicines. We may have further comment.

11. Please discuss the estimated costs associated with creating a local Indian entity and sublicense to that entity. Also, clarify how this arrangement would work. Would the entity be a wholly-owned subsidiary? If not, who would own that entity? What are the responsibilities of the local entity and what are the responsibilities of your company? Please revise.

12. We reissue comment six from our letter dated July 24, 2013.   Please explain the statement that "it is intended that Luckycom Pharma will focus on R&D and generic & renovated drugs development, and we will become a marketing entity for commercial operations." The license agreement provides a license of the know-how and IP rights as of the date of the agreement and provides to Luckycom Inc. the exclusive worldwide rights to develop the antimalarial medicines. Please reconcile.

13. In discussing the pre-qualification process beginning on page 24 you refer to the process for a manufacturer to qualify. However, you will not be the manufacturer. Please discuss the qualification process for your proposed business and to the extent the third party manufacturer will be part of the pre-qualification process, please revise.

14. In addition, given that all of the renovated anti-malarial drugs licensed from Luckycom Pharma are generic drugs, and that the pre-qualification process relates to the manufacturer, please discuss in greater detail your proposed role in this process. In addition, in discussing your competition, discuss whether the manufacturers would also be your competitors.

15. We note the disclosure on page 25 that you believe it will take you two to three years to complete the pre-qualification process. Given that the company does not appear to have commenced this process and given that the license agreement is only for two years, it would appear that by the time you have completed the process the license agreement will have terminated. Please provide clear disclosure throughout the prospectus. In addition, please provide more specific discussion of your proposed business plan during this time period. The disclosure currently indicates this is your primary focus. In light of that, provide clear disclosure throughout the prospectus as to the time period before you plan to commence your business.

Management's Discussion and Analysis, page 31

16. Please disclose the cash balance as of the most recent practicable date.

17. We reissue comment twelve from our letter dated July 24, 2013. Please provide a more detailed plan of operations. Provide a more detailed discussion of each milestone, providing the most detailed discussion about the current focus of your business plan. Please disclose the anticipated time frame for each milestone needed in your proposed business plan and the impact the lack of funding would have upon the timing of each milestone. Discuss in greater detail how you will scale your business development in line with the available capital.

18. We reissue comment thirteen from our letter dated July 24, 2013. We note that many of the steps you plan on taking do not reflect the development of the proposed products under the current license agreement. Please explain in greater detail. For instance, we note that the second bullet point is to negotiate with companies and acquire licenses to sell pharmaceutical products. Given the current license and the two year duration of this license, explain why you are planning to focus on obtaining other license agreements, rather than focusing on developing the current licensed proposed products. Discuss in greater detail the proposed business plan for development of the proposed products under the current license agreement, including the estimated costs and the anticipated time frame for each step.

19. Please add disclosure to the liquidity and capital resources section to discuss the significant contractual obligations to be paid to Mr. Lee and the impact this could have upon your liquidity and the company's ability to implement your business plan.

20. We note that you have removed the disclosure that one of the two MHRA compliant facilities in India you have located is owned by Mr. Lee. Please add back disclosure or advise.

21. Please remove the reference to SEC approving the Form S-1. It would appear you are referring to the filing becoming effective. We note similar statements in note six to the financial statements. Please revise.

Conflicts of Interest, page 37

22. We note the text responsive to prior comment 18 from our letter dated July 24, 2013 and partially reissue. Please, disclose the nature of the other entities' businesses and explain how Mr. Lee will prioritize and resolve conflicts between these entities. Also, as previously requested, to the extent that you plan to use Luckycom Pharma Pvt to manufacture your products, as indicated in your previous response, please revise your disclosure throughout to disclose.

Executive Compensation, page 39

23. We note the disclosure that the company has not entered into any employment agreements. However, footnotes five and six to the financial statements for the three months ended May 31, 1013 reflect a consultant agreement with Mr. Lee. Please disclose the material terms and file as an exhibit. In addition, please disclose in the certain relationships and related transactions section.

Certain Relationships and Related Transactions, page 40

24. We note the text responsive to comment 21 from our letter dated July 24, 2013 and partially reissue. Please clarify the largest amount of aggregate principal outstanding during the period for which disclosure is required. Please file a written description of the oral agreement. For guidance, see Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

Exhibits

25. We reissue comment 23 from our letter dated July 24, 2013. We note the amendment to the articles of incorporation. Please file a complete copy of the articles of incorporation, as amended. See Item 601(b)(3)(i) of Regulation S-K.

Exhibit 10.8

26. The amended license agreement refers to a Schedule A that is not included in your filed exhibit. Please re-file this exhibit in its entirety.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director